[Brookdale Senior Living Logo]

December 10, 2009

Via EDGAR & Overnight Courier

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:        Brookdale Senior Living Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 001-32641

Dear Mr. Spirgel:

On behalf of Brookdale Senior Living Inc. (the “Company”), and in response to the staff’s additional comment contained in your letter dated December 8, 2009 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A

Amendment No. 1 on Form 10-K/A

Compensation Discussion and Analysis, page 12

1.
We note your response to comment one in our letter dated November 12, 2009.  In future filings, if you conclude that the individual performance goals are not quantitatively or qualitatively material, please provide a more robust description of these goals and why they were chosen for each individual.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 10, 2009

RESPONSE:  In future filings, if the Company concludes that the individual performance goals are not quantitatively or qualitatively material, the Company intends to provide a more robust description of these goals and why they were chosen for each individual.

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary